The Annual Meeting of the Stockholders of the Fund
 was held on October 11, 2001. The following is a
 summary of the proposal presented and the total
 number of shares voted:
Proposal:
1. To elect the following Directors:
	Votes in
Favor of	Votes
Against

Joseph J. Kearns	6,022,593				255,748
Michael Nugent		6,022,731				255,611
C. Oscar Morong, Jr.	6,022,421				255,921
Vincent R. McLean	6,025,268				253,073
Thomas P. Gerrity	6,025,691				252,651